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                                                          Exhibit 4.5
                                     BARRA, INC.
                          1996 EMPLOYEE STOCK PURCHASE PLAN
                          OFFICERS' STOCK PURCHASE AGREEMENT


1. By choosing to participate in the BARRA, Inc. ("Company") 1996 Employee Stock Purchase Plan (the "Plan") for the option period specified below, I am subscribing to purchase shares of the Company's Common Stock in accordance with this Stock Purchase Agreement, the attached Payroll Deduction and Enrollment Change Form, and the Plan.

2. I authorize payroll deductions from each paycheck in that percentage of my total compensation (up to 15%, including base salary and overtime) specified on the attached Payroll Deduction and Enrollment/Change Form.

3. I understand that my payroll deductions will be accumulated for the purchase of shares of the Common Stock on the last business day of each exercise period. Unless otherwise changed by the Company's Board, the purchase price per share will be the LOWER of (i) 90% of fair market value on the first day of the option period or (ii) 90% of fair market value on the last day of the exercise period, unless otherwise changed by the Board or the Committee.

4. I understand that this enrollment will be effective for the duration of the option period specified below and that shares will be purchased on my behalf unless my participation terminates upon my death or cessation of employment with the Company.

5. I hereby waive any right I may have during an exercise period to withdraw, suspend or resume my participation in the Plan, or to increase or reduce the amount of my payroll deductions under the Plan. I understand that all such changes must be elected before the first day of the exercise period for which such changes are to take effect.

6. I understand that as an officer of the Company I am subject to the short-swing profit rules set forth in section 16 of the Securities Exchange Act of 1934 (the "Act"), and that I am responsible for compliance with the terms of Act. I understand that stock purchases under the Plan may be subject to the short-swing profit rules unless an exemption is available.

7. I understand that the shares purchased on my behalf will be recorded in my name at a brokerage firm or agent designated by the Company (the "Broker"). I understand that I will be required to retain all shares purchased on my behalf with the Broker during the period of time necessary to track disqualifying dispositions (i.e., the period that is the longer of (a) two years from the start of the option period in which the shares were acquired and (b) one year after the actual purchase date of the shares). I understand that I will not be able to sell or transfer the shares for a period of up to 3 months following the purchase date and that this 3-month period may be extended to up to 21 months by the Company's Board. I understand that for any time during such restricted period, the Company may place a legend or legends describing the restrictions on any certificates representing shares purchased. I understand that my obligations to refrain from selling or transferring the shares during the restricted period will continue notwithstanding that such a legend may be placed on the certificates.

8. I understand that I must notify the Stock Administrator of the Company if I sell any of the shares purchased under the Plan within one (1) year from the actual purchase date or within two (2) years after the start of the option period in which they were acquired. I understand that the Company may, at any time during the one or two-year periods set forth above, place a legend or legends on any certificate representing shares purchased requesting the transfer agent for the Company's stock to notify the Company of any such transfer. I understand that my obligation to notify the Company of any such transfer continues notwithstanding that such a legend has been placed on the certificate.

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9.  I understand that the Plan sets forth limitations (i) respecting the maximum number of shares purchasable during an option period (2,000 shares), (ii) prohibiting the purchase of more than $25,000 worth of Common Stock per calendar year, and (iii) prohibiting the grant of purchase rights to 5% shareholders.

10. I understand that should I die owning shares of the Company stock or rights to acquire such stock the stock or rights may subject my estate to United States federal estate taxes. I understand that I should seek my own tax advice regarding this potential tax.

11. I acknowledge that I have seen a copy of, and am familiar with, the official Plan Prospectus summarizing the operation of the Plan. A complete copy of the actual plan document is attached as Exhibit A to the Prospectus and is on file at the Company's corporate offices in Berkeley, California.

12. I understand that the grant of an option to purchase stock in one year or at one time does not in any way obligate the Company to make a grant or award in any future year or in any given amount. I acknowledge and understand that the Plan is wholly discretionary in nature and is not to be considered part of my normal or expected compensation subject to severance, resignation, redundancy or similar pay, if any.

13. If I am employed by a subsidiary of the Company, I hereby authorize and direct my employer to disclose to the Company or any of its subsidiaries such information regarding my employment, the nature and amount of my compensation and the fact and conditions of my participation in the Plan as my employer deems necessary to facilitate the administration of the Plan.

14. I have read this Agreement, and I hereby agree to be bound by the terms of the Plan. I acknowledge that my eligibility to participate in the Plan is dependent upon the terms of the Plan.





Date:                             Signature:
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                                  Printed Name:
                                               -------------------------------


Start Date of Option Period:
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